Exhibit (a)(2)(B)

NEWS

FOR IMMEDIATE RELEASE

Cox Radio, Inc. Issues Response/Recommendation Statement Regarding

Tender Offer of Cox Media Group, Inc.

ATLANTA, April 3, 2009—Cox Radio, Inc. (NYSE: CXR) today filed a Solicitation/Recommendation Statement on Schedule 14D-9 announcing that the Special Committee of the Board of Directors of Cox Radio unanimously determined that the price being offered in the tender offer by Cox Media Group, Inc., an indirect and wholly owned subsidiary of Cox Enterprises, Inc., to purchase all of the outstanding shares of Class A common stock of Cox Radio not already owned by Cox Media Group for $3.80 per share, is fair, from a financial point of view, to Cox Radio’s stockholders, other than Cox Media Group and Cox Enterprises. The Special Committee unanimously recommended, on behalf of Cox Radio, that the stockholders of Cox Radio accept the tender offer and tender their shares of Class A common stock pursuant to the tender offer.

Stockholders of Cox Radio are encouraged to review the Solicitation/Recommendation Statement on Schedule 14D-9 in its entirety, which is filed with the Securities and Exchange Commission (the “SEC”), because it contains important information. Stockholders can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendment thereto or other documents filed by Cox Radio with respect to the tender offer, at www.sec.gov.

About Cox Radio

Cox Radio is one of the largest radio companies in the United States based on revenues. Cox Radio owns, operates or provides sales or marketing services for 86 stations (71 FM and 15 AM) clustered in 19 markets, including major markets such as Atlanta, Houston, Miami, Orlando, San Antonio and Tampa. Cox Radio shares are traded on the New York Stock Exchange under the symbol: CXR.

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This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the tender offer proposed by Cox Media Group, Inc. referred to in this press release, Cox Radio, Inc. has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Cox Radio filed with the SEC in connection with the tender offer, at www. sec.gov. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Cox Radio with the SEC in connection with the tender offer may be obtained from Cox Radio free of charge by directing a request to the individuals listed below.

Contact: Analysts and Investors Charles Odom Chief Financial Officer Cox Radio, Inc. 678-645-4315	Analysts, Investors, Press or Media Chris Plunkett Brainerd Communicators, Inc. 212-986-6667 plunkett@braincomm.com